5/22

08002764

Follow-Up Materials

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
MAY 28 2008
THOMSON REUTERS

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00002 FISCAL YEAR:

(03/94)

ADB

Asian Development Bank

RECEIVED

2008 MAY 22 A 10: 14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 March 2008

SEC Mail Processing Section
APR 28 2008
Washington, DC
105

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

There was no purchase of primary obligations in the United States in the first quarter of 2008.

In January 2008, ADB offered its US$1,000,000,000 3.00% Global Notes due 15 February 2011 under its Global Medium-Term Note Program (the Program). The prospectus of the Program dated 20 July 2005, was previously filed under a Report dated 20 July 2005. Pursuant to a Terms Agreement dated 15 January 2008, Daiwa Securities SMBC Europe Limited, Morgan Stanley & Co. International plc, RBC Capital Markets Corporation, BNP Paribas, Citigroup Global Markets Inc., Deutsche Bank AG London Branch, Dresdner Bank AG London Branch, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Nomura International plc and UBS Limited agreed to purchase the principal amount of the Notes at 99.894%. The Notes were issued in Book-Entry form through the Federal Reserve Bank of New York.

(Pursuant to Rule 3, Regulation AD, ADB filed with the Commission a Report dated 15 January 2008 and a Supplementary Report dated 22 January 2008.)

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the first quarter ended 31 March 2008 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

Annex A

ADB NEWS RELEASES (First Quarter 2008)	
DATE	PARTICULARS
31-Mar-08	New Overland Route Links Singapore to Beijing
31-Mar-08	Mekong Leaders Agree on Ambitious 5-Year Development Plan
30-Mar-08	Prime Ministers from Mekong Nations to Chart Future Course for Region
28-Mar-08	Mekong Nations' Young People Help Shape Policy Dialogue
27-Mar-08	ADB Consults Pakistan on Safeguard Policy Update
17-Mar-08	ADB Calls for Measures to Enhance Financing on Climate Change
17-Mar-08	ADB and Japan Help Philippines Provide Insurance to the Poor
14-Mar-08	ADB Funds Environmental Plan to Save 'Coral Triangle' and 'Heart of Borneo'
13-Mar-08	1.5 Billion in Asia Need Assistance to Escape Poverty
12-Mar-08	Lao PDR to Use ICT to Improve Rural Health Care Training
12-Mar-08	Media Invitation: Third GMS Summit
12-Mar-08	ADB Grant to Help Pakistan Create Energy Efficiency Investment Program
12-Mar-08	Asian Development Outlook 2008 Launch on 2 April
11-Mar-08	Regional Economic Cooperation to Deepen in Asia, Says President of Asian Development Bank
10-Mar-08	ADB Doubles Funding for Sri Lankan Highway
06-Mar-08	Philippines Must Overcome Key Constraints to Lift Growth and Reduce Poverty, Says ADB Report
05-Mar-08	Pakistan to Get $75M to Help Farming
05-Mar-08	Grant to Help Philippines Implement New Tax Collection Methods and Fight Tax Evasion
05-Mar-08	ADB Consults Mekong on Safeguard Policy Update
29-Feb-08	South Asia Must Build Investor Confidence to Boost Foreign Direct Investment
29-Feb-08	ADB Backs Initiative to Get Countries to Disclose Resource Revenues
27-Feb-08	ADB Consults China on Update of Safeguard Policy
27-Feb-08	Major Road Project to Link Western Mongolia with PRC, Russia
22-Feb-08	Economic Report Indicates Some Optimism for Medium-Term Growth in Nauru
21-Feb-08	Reform Is Key to Viet Nam's Continued Growth: ADB President
20-Feb-08	ADB President Discusses HIV/AIDS Prevention with Vietnamese Youth
20-Feb-08	Grant to Help Viet Nam Improve Disadvantaged Children's Development
18-Feb-08	ADB Provides Cambodia with $71 Million for Education, Jobs, Roads and Market Reform
18-Feb-08	Cambodia's 'Bamboo Railway' Goes Modern
15-Feb-08	Cook Islands' Infrastructure Development Plan to Include Climate Proofing Projects
11-Feb-08	ADB Consults Indonesia on Safeguard Policy Update
08-Feb-08	Electronic Banking to Bring Financial Services to Vanuatu's Rural Areas
08-Feb-08	ADB Looks to Expand in South Caucasus and Central Asia
08-Feb-08	ADB Backs Huge Infrastructure Project in Nepal to Ease Water Shortages
06-Feb-08	Media Registration Now Open for ADB's 41st Annual Meeting in Madrid
05-Feb-08	Philippines Phasing Out Incandescent Bulbs to Cut Greenhouse Gas Emissions
31-Jan-08	Cambodia to Import Electricity from Thailand with ADB's Help
31-Jan-08	Bangladesh Receiving $190M to Fund Recovery from Floods and Cyclone
30-Jan-08	India Eyes $800M Investment Program to Improve Rail Network
30-Jan-08	GMS Environment Ministers Seek Added Funds to Combat Climate Change
30-Jan-08	ADB Assisting India in Developing New Pension System
29-Jan-08	Remote Areas of Nepal to Get Web Access
29-Jan-08	ADB Consults Pacific on Safeguard Policy Update
24-Jan-08	Improved Urban Services in India's Uttarakhand State to Help Support Tourism, Industry Development
24-Jan-08	Nepal's Education Reforms to Meet Demands of Expanding Economy
24-Jan-08	Resource-Exhausted Mining City in PRC to Become Model for Redevelopment
23-Jan-08	Viet Nam's Road Project to Ease Traffic Woes Choking Economic Expansion
23-Jan-08	Financial Support Helps Philippine Electric Cooperatives Bring Power to Remote Areas
22-Jan-08	Renewable Energy, Energy Efficiency Projects in Asia-Pacific Get Seed Money
22-Jan-08	Cambodian Road Network Gets $40.8M in Funding for Maintenance
22-Jan-08	Grant Targets Water Resource Management Improvements in Bangladesh
22-Jan-08	Rural Road Project to Help Poorest Districts in Sri Lanka
21-Jan-08	Improving South Asia's Transport Network to Promote Economic Cooperation
15-Jan-08	ADB Prices US$1 Billion 3-Year Global Bond Issue

Annex A

ADB NEWS RELEASES (First Quarter 2008)	
DATE	**PARTICULARS**
14-Jan-08	ADB Consults South Asia on Safeguard Policy Update
10-Jan-08	ADB Revises Lending Rates for US Dollar and Japanese Yen OCR Loans and Hard-Term ADF Loans
10-Jan-08	Norway Contributing NOK60M to ADB's Multi-Donor Trust Funds for Water, Energy
08-Jan-08	Japan and ADB Helping Improve Access to Health Services in Mongolia's Capital
04-Jan-08	ADB Makes First Foray into PRC's Airport Business

Source: ADB's official website (http:// www.adb.org)

RECEIVED
2008 MAY 22 A 10: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$500,000,000
3.00 per cent. Notes due 16 May 2011

Filed pursuant to Rule 3 of Regulation AD
Dated: April 25, 2008

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$500,000,000 principal amount of 3.00 per cent. Notes due 16 May 2011 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus"), previously filed under a report of the ADB dated July 20, 2005, and in the Pricing Supplement relating to the Notes dated April 25, 2008 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 18, 2008, was filed under a report of the ADB dated April 18, 2008. The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of April 25, 2008, the ADB entered into a Terms Agreement, filed herewith, with J.P. Morgan Securities Ltd. (the "Manager"), pursuant to which the ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating U.S.$500,000,000 for an issue price of 99.976% less an underwriting fee and selling concession of 0.075%. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale.

It is expected that the delivery of the Notes will be made on or about April 30, 2008.

The Manager proposes to offer all the Notes to the public at the public offering price of 99.976%.

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.976%	0.075%	99.901%
Total	U.S.$499,880,000	U.S.$375,000	U.S.$499,505,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$ 45,000*
Listing Fees (Luxembourg)	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Terms Agreement dated April 25, 2008.

(d) (i) Information Statement dated April 18, 2008, previously filed under a report of the ADB dated April 18, 2008.

(ii) Pricing Supplement dated April 25, 2008.

TERMS AGREEMENT NO. 403-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$500,000,000

3.00 per cent. Notes due 16 May 2011

25 April 2008

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned manager (the "Manager") agrees to purchase from the Asian Development Bank ("ADB") its U.S.$500,000,000 3.00 per cent. Notes due 16 May 2011 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 20 July 2005 (the "Prospectus") at 9:00 a.m., New York time, on 30 April 2008 (the "Settlement Date") at an aggregate purchase price of U.S.$499,505,000 on the terms set forth herein and in the Standard Provisions dated as of 17 May 2004 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference, except that all references therein to (i) the Prospectus shall be deemed to refer to the Prospectus referred to herein and (ii) the Fiscal Agency Agreement shall be deemed to refer to the Uniform Fiscal Agency Agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB. In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to the Manager that the representations and warranties of ADB set forth in Section 2 of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of

ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Manager to purchase Notes hereunder is further subject to the receipt by the undersigned of: (i) copies of the documents referred to in paragraphs (ii) through (iii) of Section 6(a) of the Standard Provisions delivered in connection with the 2007 Document Date, (ii) a certificate of an authorized officer of ADB dated the Settlement Date to the effect set forth in Section 6(a)(i) of the Standard Provisions and (iii) a certificate of an authorized officer of ADB dated the Settlement Date to the effect that on 24 April 2007 ADB and Nomura International plc were issued a comfort letter pursuant to Section 6(a)(iv) of the Standard Provisions in connection with the 2007 Document Date.

ADB certifies to the Manager that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The obligation of the Manager to purchase Notes hereunder is further subject to the receipt by the Manager of the documents referred to in Section 6(b) of the Standard Provisions, if requested by the Manager. The Manager hereby waives its right to receive the documents described in paragraph (i), except to the extent expressly set forth above, and paragraph (iii) of Section 6(b) of the Standard Provisions.

1. ADB agrees that it will issue the Notes and the Manager named below agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.976 per cent. of the principal amount less an underwriting fee and selling concession of 0.075 per cent. of the principal amount.

2. Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the following account of JPMCHASE/LDSL at the Federal Reserve Bank of New York, ABA No. 021000021, for further credit to J.P. Morgan Securities Ltd.; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's Account A, ABA No. 021080245 with the Federal Reserve Bank of New York.

3. ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Manager acknowledges having received: a copy of each of the Prospectus and the Fiscal Agency Agreement, duly executed by the parties thereto.

4. In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in

relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. The Manager acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6. For purposes hereof, the notice details of ADB and the Manager are as follows:

For ADB:

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: +632 632-4713
Facsimile: +632 632-4120 or 636-2625

For the Manager:

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ, England
Attention: Debt Syndicate Desk and Head of Transaction Execution Group
Telephone: +44 20 7779 3469
Facsimile: +44 20 7325 8240

7. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES LTD.

By /s/ David Hill
Name: David Hill
Title: Vice President

[*signatures continued on next page*]

CONFIRMED AND ACCEPTED,

as of the date first written above:

ASIAN DEVELOPMENT BANK

By: /s/ JINGDONG HUA
Name: JINGDONG HUA
Title: Assistant Treasurer

PRICING SUPPLEMENT

ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 403-00-1

U.S.$500,000,000

3.00 per cent. Notes due 16 May 2011

Issue price: 99.976 per cent.

Sole Manager and Bookrunner

JPMorgan

The date of this Pricing Supplement is 25 April 2008.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$500,000,000 3.00 per cent. Notes due 16 May 2011 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 20 July 2005 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 7 December 2007.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank.
2.	Series Number:		403-00-1.
3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$500,000,000.
5.	(i)	Issue Price:	99.976 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	U.S.$499,505,000.
6.	Specified Denominations (Condition 1(a)):		U.S.$100,000.
7.	(i)	Issue Date (Condition 5(d)):	30 April 2008.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		16 May 2011.

9.	Interest Basis (Condition 5):	Fixed Rate (Condition 5(a)) (further particulars specified below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):		Applicable.
	(i)	Rate(s) of Interest:	3.00 per cent. per annum, payable semi-annually in arrear.
	(ii)	Interest Payment Date(s):	16 May and 16 November of each year, commencing on 16 November 2008. There will be a long first coupon.
	(iii)	Fixed Coupon Amount(s):	U.S.$1,500.00 per Specified Denomination.
	(iv)	Broken Amount(s):	U.S.$1,633.33 per Specified Denomination payable on 16 November 2008.
	(v)	Day Count Fraction (Condition 5(d)):	30/360.
	(vi)	Determination Date(s):	Not applicable.
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	No Calculation Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day.
17.	Floating Rate Note Provisions (Condition 5(b)):		Not applicable.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):		Not applicable.
22.	Put Option (Condition 6(f)):		Not applicable.
23.	Final Redemption Amount:		Aggregate Nominal Amount.
	(i)	Alternative Payment Mechanism (Condition 7(a) and (c)):	Not applicable.
	(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii)	Variable Redemption Amount (Condition 6(d))	Not applicable.
24.	Early Redemption Amount:		
	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Book-Entry Notes available on Issue Date.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.

27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	
	(i) Relevant Financial Center:	New York.
	(ii) Payment Dates:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment. "Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

Distribution

32.	(i)	If syndicated, names of Managers:	Not applicable.
	(ii)	Stabilizing Manager (if any):	Not applicable.
	(iii)	Commissions and Concessions:	0.075 per cent.
33.		If non-syndicated, name of Dealer:	J.P. Morgan Securities Ltd.

34. Additional selling restrictions: Not applicable.

Operational Information

35.	(i)	ISIN:	US045167BT91.
	(ii)	CUSIP:	045167BT9.
	(iii)	CINS:	Not applicable.
	(iv)	WKN:	A0TUS7.

36. Common Code: 036131730.

37. Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s): Federal Reserve Book-Entry System.

38. Delivery: Delivery against payment.

39. Additional Paying Agent(s) (if any): Not applicable.

40. Governing Law: New York.

Tax Considerations – United States Federal Income Taxation

IRS Circular 230 Notice:

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE "IRS") CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PRICING SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued on 18 April 2008.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: /s/ JINGDONG HUA
Name: JINGDONG HUA
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

Postal Address
P.O. Box 789
0980 Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

LUXEMBOURG LISTING AGENT,
PAYING AGENT
AND TRANSFER AGENT

Fortis Banque Luxembourg S.A.
50, avenue J.F. Kennedy
L-2951 Luxembourg

LEGAL ADVISERS TO THE DEALERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

END